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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*
                                             ---

                        Cincinnati Financial Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)



                        Common Shares, Without Par Value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)



                                   172062101
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                           [   ]  Rule 13d-1 (b)
                           [ x ]  Rule 13d-1 (c)
                           [   ]  Rule 133d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                    -------------------------
   CUSIP NO. 172062101                    13G           Page  2   of   5   Pages
             ---------                                      -----    -----
----------------------------------                    -------------------------


---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Fifth Third Bancorp
                       31-0854434
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [x]

                                                                   (b) [ ]

---------- --------------------------------------------------------------------
    3      SEC USE ONLY


---------- --------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                     Ohio corporation
---------- --------------------------------------------------------------------
                                    5     SOLE VOTING POWER

       NUMBER OF                             13,851,546
        SHARES               --------------------------------------------------
     BENEFICIALLY                   6     SHARED VOTING POWER
       OWNED BY
         EACH                                358,210
       REPORTING             --------------------------------------------------
        PERSON                      7     SOLE DISPOSITIVE POWER
         WITH
                                             7,528,274
                             --------------------------------------------------
                                    8     SHARED DISPOSITIVE POWER

                                             426,414
---------- --------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            14,209,756
---------- --------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                            NOT APPLICABLE
---------- --------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                            8.66%
---------- --------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                            HC
---------- --------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Cincinnati Financial Corporation                                    Page 3 of 5
172062101

Item 1 (a)              Name of Issuer:

                        Cincinnati Financial Corporation

Item 1 (b)              Address of Issuer's Principal Executive Office:

                        6200 South Gilmore Road
                        Fairfield, Ohio  45014-5141


Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                        Fifth Third Bancorp
                        38 Fountain Square Plaza
                        Cincinnati, Ohio  45263


Item 2 (d)              Title of Class of Securities:

                        Common Shares, without par value

Item 2 (e)              CUSIP Number:

                        172062101

Item 3                  Not Applicable

                        Fifth Third Bancorp is filing this statement pursuant to Rule 13d-1 (c).

Item 4                  Ownership:

                        This report relates to beneficial holdings by Fifth Third Bancorp, through several of its banking subsidiaries, of an aggregate of 14,209,756 outstanding shares of the Common Stock of Cincinnati Financial Corporation, no par value.

                        The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)              Amount Beneficially Owned:

                 Fifth Third Bancorp, through fiduciary accounts held in its banking subsidiaries, has neither voting power nor dispositive power with respect to 3,814,598 shares and are not deemed to be beneficially owned.

                 The following are held in fiduciary accounts in Bancorp's banking subsidiaries and are deemed to be beneficially owned:

Cincinnati Financial Corporation                                    Page 4 of 5
172062101

                  Powers:                                     No. of Shares

                  Full voting; full dispositive               7,528,274
                  Full voting; shared dispositive             68,204
                  Full voting; no dispositive                 6,255,068
                  Shared voting; full dispositive             0
                  Shared voting; shared dispositive           358,210
                  Shared voting; no dispositive               0
                  No voting; full dispositive                 0
                  No voting; shared dispositive               0
                  No voting; no dispositive                   3,814,598

         (b)      Percentage of Class:

                  Fifth Third Bancorp has aggregate beneficial ownership of 8.66%.

         (c)      Number of Shares as to which such Person has:

                  (i)      Sole Power to Vote or to Direct
                           the Vote                              13,851,546

                  (ii)     Shared Power to Vote or to Direct
                           the Vote                              358,210

                  (iii)    Sole Power to Dispose or to Direct
                           the Disposition of                    7,528,274

                  (iv)     Shared Power to Dispose or to Direct
                           the disposition of                    426,414

Item 5                     Ownership of Five Percent or Less
                           of a Class.

                           Not Applicable

Item 6                     Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding Company.

                           Fifth Third Bancorp, as parent holding company of the
banking subsidiaries listed below, has filed this schedule. None of its subsidiaries hold more than 5% of the outstanding stock of the Issuer, as shown below.

     List of Banking Subsidiaries             Federal Tax ID Number      Item 3 Classification
     ----------------------------             ---------------------      ---------------------
     Fifth Third Bank                                 31-0854433                   BK
     Fifth Third Bank of Columbus                     31-1137357                   BK
     Fifth Third Bank of Northwestern Ohio            34-4208980                   BK
     Fifth Third Bank of Florida                      59-3085783                   BK
     Fifth Third Bank of Northern Kentucky            61-0335110                   BK

Cincinnati Financial Corporation                                    Page 5 of 5
172062101

     List of Banking Subsidiaries             Federal Tax ID Number      Item 3 Classification
     ----------------------------             ---------------------      ---------------------
     Fifth Third Bank of Central Indiana              35-0545660                 BK
     Fifth Third Bank of Western Ohio                 31-0676865                 BK
     Fifth Third Bank of Kentucky, Inc.               61-0290030                 BK
     Fifth Third Bank of Northeastern Ohio            34-1796329                 BK
     CNB Bancshares, Inc.                             35-1568731                 BK



Items 8-9                  Not Applicable


Item 10                    Certification

                  By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 10, 2000
-----------------
Date

THE FIFTH THIRD BANCORP


By: MICHAEL K. KEATING
   -----------------------


Name:  Michael K. Keating
     --------------------------
Title: Secretary